CYBIN INC.
Consolidated Financial Statements
MARCH 31, 2025 AND 2024

Responsibility for Consolidated Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for approval by the Board of Directors.

Where necessary, management has made judgements and estimates in preparing the consolidated financial statements and such statements have been prepared within acceptable limits of materiality. Management maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

A firm of independent Chartered Professional Accountants, Zeifmans LLP, appointed by the shareholders, audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provided an independent professional opinion on the consolidated financial statements.

/s/ Doug Drysdale
Chief Executive Officer
June 30, 2025

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cybin Inc.

Opinion

We have audited the consolidated financial statements of Cybin Inc. and its subsidiaries (together, the “Company”), which comprise the consolidated statements of financial position as at March 31, 2025 and 2024, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2025 and 2024 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards (“GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as at and for the year ended March 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matter described below to be the key audit matter to be communicated in our report.

Key audit matter	How are audit addressed the key audit matter
Assessment of impairment of goodwill and intangible assets

Refer to note 2 – Material accounting policy information, note 6 - Intangible assets and note 8 - Goodwill

In accordance with IAS 36, Impairment of Assets, management is required to test goodwill and intangible assets not yet available for use for impairment annually, or when facts and circumstances suggest they may be impaired. Goodwill arising from business combinations is allocated to each of the Company’s cash-generating units (“CGU”) that is expected to benefit from the synergies of the combination. The recoverable amount of the CGU to which the goodwill and intangible assets have been allocated is tested for impairment at the same time every year. As at March 31, 2025 the Company had goodwill of $51.5 million and intangible assets of $41.0 million before the impairment test. The annual impairment test has been performed as of March 31, 2025, and no impairment was recognized.

For the purpose of the impairment test, the recoverable amount of the Company’s CGU has been determined by management based on an assessment of its value in use following a discounted cash flow approach over a period of thirteen years. Management made certain assumptions in determining the cash flow projections based on its internally approved budgets and include management’s best estimates of expected market conditions. The future cash flows used in the model are inherently uncertain and could materially change over time as a result of changes to the key assumptions estimated by management including revenue growth, discount rate, terminal growth rate, costs, future tax, risk premiums applicable to the CGU’s operations and future capital expenditure.

We considered this a key audit matter due to the subjectivity and complexity in performing procedures to test the key assumptions used by management in determining the recoverable amount of the Company’s CGU, which involved significant judgment from management.

Our approach to addressing the matter included the following procedures, among others:

•We evaluated the appropriateness of the value-in-use and discounted cash flow forecast models;
•We reviewed the controls and methodology used to develop information for assessing the recoverable amount including the risk assessment process, and the nature and extent of oversight and governance over financial reporting;
•We evaluated the assumptions applied to key inputs, such as forecasted revenues, gross margin, operating expenses, long-term growth rates and discount rates used by management in the discounted cash flow forecast models and value-in-use determination;
•We performed a retrospective review to compare management’s assumptions in the prior year’s expected future cash flows to the actual result to assess the Company’s budgeting process;
•We tested the mathematical accuracy of management’s impairment model and supporting calculations;
•With the assistance of a valuation specialist, we evaluated the reasonableness of the Company’s impairment model and the discount rates by comparing the Company’s weighted average cost of capital against publicly available market data; and
•We assessed the appropriateness of the disclosure of the assumptions used in the impairment assessment in the notes to the consolidated financial statements.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis (“MD&A”) but does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the MD&A and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the MD&A identified above and, in doing so, consider whether the MD&A is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits, or otherwise appears to be materially misstated.

We obtained the MD&A prior to the date of this auditors’ report. If, based on the work we have performed on this MD&A, we conclude that there is a material misstatement of this MD&A, we are required to report that fact in this auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audits. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audits. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audits resulting in this independent auditors’ report is Laurence W. Zeifman, CPA, CA.

Toronto, Ontario    Chartered Professional Accountants
June 30, 2025    Licensed Public Accountants
1149

CYBIN INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars)

As at	Notes	March 31, 2025	March 31, 2024

ASSETS
Current
Cash		135,022	208,992
Accounts receivable		5,885	4,476
Prepaid expenses		22,156	2,891
Other current assets		2,909	2,177

Total Current Assets		165,972	218,536

Non-current
Equipment	5	141	266
Intangible assets	6	41,018	35,465
Right-of-use asset	7	—	281
Goodwill	8	51,487	47,475

Total Non-Current Assets		92,646	83,487

TOTAL ASSETS		258,618	302,023

LIABILITIES
Current
Accounts payable and accrued liabilities		21,418	9,805
Lease liabilities	7	—	291

Total Liabilities		21,418	10,096

SHAREHOLDERS' EQUITY
Share capital	9	464,364	443,877
Contributed surplus		44,414	11,750
Options reserve	9	47,427	39,177
Warrants reserve	9	27,594	25,639
Accumulated other comprehensive loss		(7,231)	(2,285)
Deficit		(339,368)	(226,231)

TOTAL SHAREHOLDERS' EQUITY		237,200	291,927

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		258,618	302,023
Corporate information (note 1); Contracts, commitments and contingencies (note 13); Subsequent events (note 17)
The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements were approved for issue on June 30, 2025 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts)

		For the year ended March 31,
	Notes	2025	2024

EXPENSES
Research	11	54,910	32,362
General and administrative costs	12	45,368	32,588
Share-based compensation	9	42,869	13,886

TOTAL EXPENSES		143,147	78,836

OTHER INCOME (EXPENSES)
Foreign currency translation gain		21,749	137
Interest income		8,289	619
Other loss	7	(28)	—
TOTAL OTHER INCOME		30,010	756

NET LOSS FOR THE YEAR		(113,137)	(78,080)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		(4,946)	(250)
COMPREHENSIVE LOSS FOR THE YEAR		(118,083)	(78,330)

Basic loss per share for the year		(5.59)	(9.41)
Weighted average number of common shares outstanding - basic		20,222,493	8,297,370
The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY For the years ended March 31, 2025 and 2024 (All amounts expressed in thousands of Canadian dollars, except share amounts)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
		#	$	$	$	$	$	$	$
Balance as at March 31, 2023		5,279,846	158,162	10,873	27,283	2,102	(148,151)	(2,035)	48,234
At-the-market offering - net of share issuance costs	9	898,434	14,700	—	—	—	—	—	14,700
Shares issued through common share purchase agreement - net of share issuance costs	9	11,572,858	217,311	22,442	—	—	—	—	239,753
Share issuance on business acquisition	9	2,130,138	53,481	—	—	—	—	—	53,481
Issuance of common shares as commitment fee for future financing	9	66,812	—	—	—	—	—	—	—
Shares issued through LPC purchase agreement - net of share issuance costs	9	50,658	147	—	—	—	—	—	147
Options expired	9	—	—	—	(1,992)	1,992	—	—	—
Warrants exercised	9	2,658	76	(20)	—	—	—	—	56
Warrants expired	9	—	—	(7,656)	—	7,656	—	—	—
Share-based compensation	9	—	—	—	13,886	—	—	—	13,886
Unrealized loss on translation of foreign operations	9	—	—	—	—	—	—	(250)	(250)
Net loss for the year	9	—	—	—	—	—	(78,080)	—	(78,080)
Balance as at March 31, 2024		20,001,404	443,877	25,639	39,177	11,750	(226,231)	(2,285)	291,927
Adjustment for fractional shares upon share consolidation	9	2	—	—	—	—	—	—	—
At-the-market offering - net of share issuance costs	9	1,609,298	20,983	—	—	—	—	—	20,983
Share issuance costs	9	—	(496)	—	—	—	—	—	(496)
Options forfeited/expired	9	—	—	—	(32,664)	32,664	—	—	—
Share-based compensation	9	—	—	1,955	40,914	—	—	—	42,869
Unrealized loss on translation of foreign operations	9	—	—	—	—	—	—	(4,946)	(4,946)
Net loss for the year	9	—	—	—	—	—	(113,137)	—	(113,137)
Balance as at March 31, 2025		21,610,704	464,364	27,594	47,427	44,414	(339,368)	(7,231)	237,200
The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars)

		For the year ended March 31,
	Notes	2025	2024

OPERATING ACTIVITIES
Net loss for the year		(113,137)	(78,080)
Adjustments for items not affecting cash:
Depreciation and amortization	5,6,7	475	424
Share-based compensation	9	42,869	13,886
Lease interest accretion	7	7	8
Other loss	7	28	—
Computer equipment write-down		—	18
Unrealized foreign currency translation gain		(21,749)	(137)
		(91,507)	(63,881)
Net changes in non-cash working capital items:
Accounts receivable		(1,409)	(1,089)
Prepaid expenses		(19,265)	(986)
Other current assets		(732)	(408)
Accounts payable and accrued liabilities		11,613	(2,544)
Net cash flows used in operating activities		(101,300)	(68,908)

INVESTING ACTIVITIES
Cash acquired on acquisition		—	7,632
Purchase of equipment and intangible assets	5,6	(1,966)	(710)
Net cash flows provided by (used in) investing activities		(1,966)	6,922

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	9	20,487	254,600
Proceeds on exercise of warrants		—	56
Lease payments	7	(290)	(149)
Net cash flows provided by financing activities		20,197	254,507
Effects of exchange rate changes on cash		9,099	(162)

Net increase (decrease) in cash		(73,970)	192,359
Cash, beginning of year		208,992	16,633
Cash, end of year		135,022	208,992
The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, Euros or Great Britain Pounds which are in thousands.)

1.    CORPORATE INFORMATION
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s seven subsidiaries (together with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) Cybin IRL Limited (“Cybin IRL”) and Cybin UK Ltd. Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9. The Company acquired Small Pharma Inc. (“Small Pharma”) and its subsidiary Small Pharma Ltd. on October 23, 2023. On April 1, 2024, Small Pharma Inc. was amalgamated with Cybin Corp. and continued as Cybin Corp. Effective on December 16, 2023, Small Pharma Ltd.'s name was changed to Cybin UK Ltd.
The Company is a clinical-stage neuropsychiatric company focused on advancing therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its proprietary molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These consolidated financial statements as at, and for the year ended March 31, 2025 were approved and authorized for issue by the board of directors on June 30, 2025.
Stock exchange listings
Cybin’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc. (“Cboe Canada") and NYSE American LLC under the symbol “CYBN” and on the Frankfurt Stock Exchange under the symbol “R7E1”.

Share consolidation
On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 previously existing Common Shares (the "Consolidation"). As a result, the number of Common Shares, warrants, options and earnings per share presented in these consolidated financial statements have been restated retrospectively for all the years to reflect the Consolidation.

2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The policies applied to these consolidated financial statements are based on IFRS, which have been applied consistently to all periods presented. These consolidated financial statements were issued and effective as at June 30, 2025, the date the Board of Directors approved these consolidated financial statements.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

The Company’s board of directors has the power to amend the consolidated financial statements after issuance.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The subsidiaries’ functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US1	Canadian dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.	Great Britain pounds	100%
1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain former Adelia Shareholders hold Class B Shares (defined below) in Cybin US.
Basis of consolidation

The Company consolidates entities which it controls. Control exists when the Company has the power, directly and indirectly to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with controlled entities are eliminated to the extent of the Company’s interest in the entity.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit and highly liquid short-term interest-bearing variable rate investments with an original maturity of three months or less, or which are readily convertible into a known amount of cash with no significant changes. As at March 31, 2025 and March 31, 2024 there were no cash equivalents.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Inventories

Inventories include raw materials and finished goods. Raw materials are stated at the lower of cost and replacement cost with cost determined on a first-in, first-out basis. The Company monitors the shelf life and expiry of finished goods to determine when inventory values are not recoverable and a write-down is necessary.

Equipment

Equipment consists of lab and computer equipment and are recorded at cost less accumulated depreciation and accumulated impairment losses. Cost includes all expenditures incurred to bring the asset to the location and condition necessary for them to be operating in the manner intended by management.

Depreciation is recognized based on the cost of the item less its estimated residual value, over its estimated useful life on a straight-line basis at the following rates:

•Lab equipment – 5 years
•Computer equipment – 3 years

An item of equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of loss and comprehensive loss when the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively if appropriate.

Intangible Assets

Intangible assets include expenditures related to obtaining patents, software related items and in-process research and development (“IPR&D”). The amortization of software related items begins when the software is in use and will be amortized on a straight-line basis over a period of 3 years. The amortization of patent costs commences when the associated products are available for commercial sale and is amortized on a straight-line basis over its respective legal lives or economic life, if shorter. Patents have an estimated useful life of 17 years. Amortization methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate. Acquired IPR&D is capitalized based on technical feasibility and remains on the balance sheet, subject to impairment. Acquired IPR&D is initially measured at fair value and recognized as an indefinite-lived intangible asset until completion or abandonment of the related project. Amortization commences when the assets become available for use. Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in operations as incurred.

Development activities involve a plan or design for the production of new, or substantially improved, products or processes related to the Company’s development of psychedelic-based therapeutics. Development expenditures are capitalized only if the relevant IFRS criteria are met. Capitalized development expenditures

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

are amortized from the beginning of commercial production and sales and are amortized on a straight-line basis over the remaining useful life of the related patents. Development expenditures, in relation to the Company’s psychedelic-based therapeutics, have not satisfied the above criteria and are recognized in operations as incurred.

Goodwill

Goodwill represents the excess of the consideration transferred for the acquisition of an entity over the fair value of the net identifiable assets. Goodwill is initially measured at cost, and subsequently recorded at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs. The Company tests for impairment annually, or when indications of impairment exist. Impairment is determined for goodwill by assessing if the carrying value of CGUs, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in the consolidated statement of loss and comprehensive loss.

Impairment of long-lived assets

Long-lived assets, including equipment and intangible assets, are reviewed for impairment at each consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separate cash inflows that are largely independent of the cash inflows from other assets. An impairment loss is charged to operations.

Financial instruments

Recognition and initial measurement

The Company initially recognizes financial instruments on the trade date, which is the date on which the Company becomes a party to the contractual provisions of the instrument. A financial asset or financial liability is measured initially at fair value plus/minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or use.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Classification

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (“FVOCI”), or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company currently measures accounts receivable at amortized cost.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in FVOCI. This election is made on an investment-by-investment basis. The Company has not elected to present any assets as FVOCI.

Cash is measured at FVTPL.

In addition, on initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost as FVOCI or FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model assessment

The Company makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•The stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;
•How the performance of the portfolio is evaluated and reported to the Company’s management;
•The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•How managers of the business are compensated (e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected); and
•The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectation about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of the Company’s stated objective for managing the financial asset is achieved and how cash flows are realized.

Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of the contractual cash flows such that it would not meet this condition. In making the assessment, the Company considers:

•contingent events that would change the amount and timing of cash flows;
•leverage features;
•prepayment and extension terms;
•terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and
•features that modify consideration of the time value of money (e.g. periodical rest of interest rates).

Reclassifications

The Company would reclassify a financial asset when the Company changes its business model for managing the financial asset. All reclassifications are recorded at fair value at the date of the reclassification, which becomes the new carrying value.

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Financial liabilities

The Company classifies its financial liabilities at amortized cost or FVTPL. The Company currently measures accounts payable, lease liabilities and accrued liabilities at amortized cost.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transition in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new assets obtained less any new liability assumed) and (ii) cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Modifications of financial assets and financial liabilities

Financial assets

If the terms of a financial asset are modified, the Company evaluates whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and a new financial asset is recognized at fair value.

If the cash flows of the modified asset carried at amortized cost are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Company recalculates the gross carrying amount of the financial asset and recognizes the amount arising from adjusting the gross carrying amount as a modification gain or loss in profit or loss. If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Financial liabilities

The Company derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the fair value of the consideration given or received). If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any observable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

If an asset or a liability at fair value has a bid price and an ask price, then the Company measures assets and long positions at bid price and liabilities and short positions at an ask price.

Portfolio of financial assets and financial liabilities that are exposed to market risk and credit risk that are managed by the Company on the basis of the net exposure to either market or credit risk are measured on the basis of a price that would be received to sell a net long position (or paid to transfer a net short position) for the particular risk exposure. Portfolio-level adjustment e.g. bid-ask adjustment or credit risk adjustments that reflect the measurement on the basis of the net exposure are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Impairment

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized costs and debt financial assets carried at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•Significant financial difficulty of the borrower or issuer;
•A breach of contract such as a default of past due event;
•The restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;
•It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
•The disappearance of an active market for a security because of financial difficulties.

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has reduced significantly and there are no other indicators of impairment.

Recognition of allowance of expected credit losses (“ECL”) in the consolidated statement of financial position

The Company recognizes a loss allowance for ECL on trade receivables that are measured at amortized cost. The Company’s applied the simplified approach for trade receivables and recognizes the lifetime ECL for these assets. The ECL on trade receivables is estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the customers, general economic conditions and

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial assets measured at amortized cost of FVOCI, the Company recognizes lifetime ECL only when there has been a significant increase in credit risk since initial recognition. If the credit risk on such financial instruments has not increased significantly since initial recognition, the Company measures the loss allowance on those financial instruments at an amount equal to 12-months ECL.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial asset. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial asset that are possible within 12 months after the reporting date. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial asset at the reporting date with the risk of default occurring at the initial recognition. The Company considers both quantitative and qualitative factors that are supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Irrespective of the above assessment, the Company presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise. Despite the foregoing, the Company presumes that the credit risk on a financial asset has not increased significantly since initial recognition if the financial asset is determined to have low credit risk at the reporting date.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes pas due.

Definition of default

For internal credit risk management purposes, the Company considers a financial asset not recoverable if the customer balance owing is 180 days past due and information obtained from the customer and other external factors indicate that the customer is unlikely to pay its creditors in full.

Write-off

Financial assets are written off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when the Company determines that the counterparty does not have assets or sources of income that could general sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Taxation

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Deferred income tax is recorded using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: the initial recognized of assets or liabilities that affect neither accounting or taxable loss; or difference relating to investment in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its correct tax assets and liabilities on a net basis.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Common Shares and the Company’s Common Share purchase warrants and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new Common Shares or warrants are shown in equity as a deduction, net of tax, from the proceeds.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Share-based compensation

Under the Company’s equity incentive plan, all stock options granted may have graded vesting periods and are exercisable up to a maximum of 10 years form the date of grant. Each tranche of an award with graded vesting periods is considered a separate grant at each grant date for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted, the estimated volatility, estimated risk free rate and estimated forfeitures.

If a grant of the share-based payments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied or options granted in error and cancelled retroactively), the Company accounts for the cancellation or settlement as an acceleration of vesting, and recognizes immediately the amount that otherwise would have been recognized for services over the remainder of the vesting period.

The amount recognized for goods or services received during the vesting period is based on the best available estimate of the number of equity instruments anticipated to vest. The Company revises that estimate, if necessary, if subsequent information indicates that the number of share options anticipated to vest differs from previous estimates. On the vesting date, the Company revises the estimate to equal the number of equity instrument that ultimately vested. After the vesting date, the Company makes no subsequent adjustment to total equity for goods or services received if the share options are later forfeited or they expire at the end of the share option’s life. Upon expiration of options, the amount applicable to expired options is moved to contributed surplus.

If a grant of the share based payment is modified during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied) and the fair value of the new instruments is higher than the fair value of the original instrument, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity instruments vests, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period of the original instrument.

Warrants

The Company follows the relative fair value method with respect to the measurement of Common Shares and warrants issued as units. The proceeds from the issuance of units are allocated between share capital and warrants. The warrant component is recorded in equity reserve. Unit proceeds are allocated to Common Shares and warrants using the Black-Scholes option pricing model and the share price at the time of financing. If and when the warrants are exercised, consideration paid by the warrant holder, together with the amount previously recognized in warrant reserve, is recorded as an increase to share capital. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of warrants that vest. When stock options or warrants are cancelled, they are treated as if they have vested on the date of collation and any cost

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

not yet recognized in profit or loss is immediately expensed. Upon expiration of warrants, the amount applicable to expired warrants is moved to contributed surplus.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of Common Share equivalents, such as outstanding stock options and warrants, in the weighted average number of Common Shares outstanding during the period, if they are dilutive.

Currency translation

All figures presented in the consolidated financial statements are reflected in Canadian dollars unless otherwise noted.

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable as that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income (loss) and accumulated separately in shareholders’ equity.

Foreign currency translation gains or losses arising from a monetary item receivable or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss) in the translation reserve.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle, a provision is expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

New standards and interpretations

The IASB has issued certain amendments to accounting and financial reporting standards effective for annual reporting periods beginning on or after January 1, 2024.

IAS 1, Presentation of Financial Statements ("IAS 1") - Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Company has determined that adoption of these amendments has no significant effect on the Company's consolidated financial statements.

New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 that is to replace IAS 1, Presentation of Financial Statements. The new standard aims to improve the quality of financial reporting by: (i) requiring defined subtotals in the statement of profit or loss; (ii) requiring disclosure about management defined performance measures; and (iii) adding new principles for aggregation and disaggregation of information. The standard is effective for the annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Company is in the process of assessing the impact of this new standard on its consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 in response to practical implementation issues and to introduce new requirements applicable to both financial institutions and corporate entities. These amendments aim to enhance the clarity and consistency of financial reporting for various types of financial instruments and their related disclosures by (i) clarifying the date of recognition and derecognition for certain financial assets and liabilities, including a new exception for financial liabilities settled through an electronic cash transfer system (ii) providing help to determine whether a financial asset meets the Solely Payments of Principal and Interest criterion (iii) introducing new disclosures for instruments with contractual terms that may alter cash flows, such as financial instruments linked to the achievement of environmental, social, and governance targets, and (iv) updating the disclosure requirements for equity instruments designated at FVTOCI. The new standard is to be effective for annual periods beginning on or after January 1, 2026. The Company is in the process of assessing the impact of the standard on its consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Company's consolidated financial statements.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements include warrants and fair value of share-based payments (note 9) and the fair value of financial instruments (note 15).

Ability to continue as a going concern

In order to assess whether it is appropriate for the Company to continue as a going concern, management is required to apply judgment and make estimates with respect to future cash flow projections.

In arriving at this judgment, there were a number of assumptions and estimates involved in calculating these future cash flow projections. This includes making estimates regarding the timing and amounts of future expenditures and the ability and timing of raising additional financing.

Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date.

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.

Share based payments

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk-free rate of return, and the estimated rate of forfeiture of options or warrants granted.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecast for the next ten years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The determination of the Company’s CGUs is based on management’s judgement. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Company. Future events could cause the assumptions used in the impairment review to change with a consequential adverse effect on the results of the Company.

Income taxes

The Company computed an income tax provision in accordance with the applicable income tax laws. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluation the recoverability of deferred tax assets based on

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. The income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at the end of each reporting period. To the extent that estimates and forecasts differ from actual results, adjustments are recorded in subsequent periods.

The useful life and recoverability of long-lived assets:

Management estimates the useful life of long-lived assets based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization and depreciation are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s long-lived assets in the future.

The Company estimates the useful lives and selects methods used to allocate amortization and depreciation amounts of long-lived assets on a systematic basis. Technical obsolescence of intangible and tangible assets could significantly impact estimated residual useful lives and, in turn, carrying values being over or understated. The estimates of the useful lives of long-lived assets are reviewed on an annual basis. Amortization and depreciation are adjusted on a prospective basis, if and when required.

4. ACQUISITION

On October 23, 2023, Cybin completed the acquisition of Small Pharma and its wholly-owned subsidiary Small Pharma Ltd. (the “Acquisition”) and issued 0.00634 Common Shares for every one common share of Small Pharma outstanding, resulting in a total of 2,130,138 Common Shares being issued to Small Pharma shareholders. As a result of the Acquisition, Small Pharma became a wholly-owned subsidiary of Cybin. On December 16, 2023 the Company changed the name of Small Pharma Ltd. to Cybin UK Ltd.

In connection with the Acquisition, all unvested options of Small Pharma were vested and holders were able to exercise their options prior to the close of the Acquisition. All stock options of Small Pharma remaining unexercised at October 23, 2023 were cancelled and compensation of $0.001 per stock option was paid to the optionees.

As at October 23, 2023 Small Pharma’s patent portfolio consisted of 17 active patent families with 92 pending applications and 30 granted patents across its psychedelic and non-psychedelic portfolio.

The Company determined that the Acquisition was a business combination under IFRS. The consideration for the acquisition and measurement of assets acquired and liabilities assumed, as well as goodwill, in accordance with IFRS 3 - Business Combinations, is as follows:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Acquisition Summary
Share Consideration	$53,481
Fair value of purchaser consideration	$53,481

Allocation of Purchase Price
Cash	$7,632
Current assets	$510
Net equipment	$37
Intellectual property	$29,339
Right of use asset	$412
Lease liability	$(415)
Liabilities assumed	$(6,686)
Goodwill	$22,652
Total allocation of purchase price	$53,481

A professional valuator was engaged by the Company to estimate the value of the assets of Small Pharma for the purpose of the final purchase price allocation. Accordingly, the purchase price allocation was subject to change as at March 31, 2024. The final purchase price allocation was completed within the required one-year measurement period and did not result in any changes from the provisional amounts previously reported. As such, the allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed remains unchanged.

As at February 28, 2023, Small Pharma had Canadian loss carry forwards of $9,393 and UK loss carry forwards (stated in Canadian dollars) of $46,631. No value has been ascribed to loss carry forwards in these consolidated financial statements. Tax values of assets acquired may differ from their accounting values.

The following revenue and net loss is attributable to Small Pharma for the period from the Acquisition date to March 31, 2024 and included in these consolidated financial statements for the comparative year.

Revenue	$—
Net loss	$(1,666)

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

5.    EQUIPMENT

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance as at March 31, 2023	664	239	903
Acquisition of Small Pharma	—	37	37
Additions	—	21	21
Computer equipment write-down	—	(33)	(33)
Effect of foreign exchange	—	2	2
Balance as at March 31, 2024	664	266	930
Additions	—	35	35
Lab equipment write-down	(19)	—	(19)
Effect of foreign exchange	41	1	42
Balance as at March 31, 2025	686	302	988

Accumulated Depreciation
Balance as at March 31, 2023	290	163	453
Depreciation charge	137	86	223
Computer equipment write-down	—	(15)	(15)
Effect of foreign exchange	3	—	3
Balance as at March 31, 2024	430	234	664
Depreciation charge	146	26	172
Lab equipment write-down	(19)	—	(19)
Effect of foreign exchange	30	—	30
Balance as at March 31, 2025	587	260	847

Net book value as at March 31, 2024	234	32	266
Net book value as at March 31, 2025	99	42	141

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

6.    INTANGIBLE ASSETS

	IP Research & Development	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance as at March 31, 2023	3,076	978	1,379	74	5,507
Acquisition of Small Pharma	29,339	—	—	—	29,339
Additions	—	689	—	—	689
Effect of foreign exchange	25	1	2	—	28
Balance as at March 31, 2024	32,440	1,668	1,381	74	35,563
Additions	—	1,931	—	—	1,931
Effect of foreign exchange	3,411	195	84	—	3,690
Balance as at March 31, 2025	35,851	3,794	1,465	74	41,184

Accumulated Amortization
Balance as at March 31, 2023	—	—	19	18	37
Amortization charge	—	—	37	24	61
Balance as at March 31, 2024	—	—	56	42	98
Amortization charge	—	—	39	26	65
Effect of foreign exchange	—	—	3	—	3
Balance as at March 31, 2025	—	—	98	68	166

Net book value as at March 31, 2024	32,440	1,668	1,325	32	35,465
Net book value as at March 31, 2025	35,851	3,794	1,367	6	41,018

IP Research & Development

Refer to note 4 for information on the Small Pharma Acquisition.

Patents

Costs associated with patent procurement.

Impairment

The Company performed its annual impairment test of intangible assets not yet in use at March 31, 2025. The recoverable amount was determined based on the relief from royalty method to arrive at the value-in-use (“VIU”). The Company considered an estimate of future revenues and a reasonable royalty rate to apply to financial projections based on the current budget and future commercialization plans. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects the assessment of royalty and business opportunities and risk as well as the market potential. The VIU calculations were performed using a pre-tax discount rate of 20.3% (2024 - 15.7%) and an estimated useful life of 15 year

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

s (2024 - 15 years). Based on the Company’s assessment, the recoverable amount is higher than the carrying value and therefore no impairment loss was recorded for the years ended March 31, 2025 or 2024.

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

During the year ended March 31, 2025, the Company terminated its lease early, resulting in a loss on the derecognition of its right-of-use assets of $52 and a gain on derecognition of lease liabilities of $24. The loss on the derecognition of its right-of-use assets reflects the difference between the carrying value of the right-of-use asset and the recoverable amount at the time of derecognition. The gain on derecognition of lease liabilities was calculated as the difference between the carrying amount of the lease liability immediately before the termination and the payment made to settle the lease obligation. The net loss of $28 has been recognized as "other loss" in the consolidated statement of loss and comprehensive loss.

a)Right-of-use assets

Cost	$
Balance as at March 31, 2023	—
Additions	412
Effect of foreign exchange	12
Balance as at March 31, 2024	424
Effect of foreign exchange	24
Disposals	(448)
Balance as at March 31, 2025	—

Accumulated amortization
Balance as at March 31, 2023	—
Amortization	140
Effect of foreign exchange	3
Balance as at March 31, 2024	143
Amortization	238
Effect of foreign exchange	14
Disposals	(395)
Balance as at March 31, 2025	—

Net book value as at March 31, 2024	281
Net book value as at March 31, 2025	—

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

b)Lease Liabilities

$
Balance as at March 31, 2023	—
Additions	415
Interest accretion	8
Effect of foreign exchange	17
Payments	(149)
Balance as at March 31, 2024	291
Interest accretion	7
Effect of foreign exchange	16
Gain on derecognition	(24)
Termination penalty payment	(31)
Payments	(259)
Balance as at March 31, 2025	—

8. GOODWILL

Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2023	24,792
Acquisition from Small Pharma	22,652
Effect of foreign exchange	31
Balance as at March 31, 2024	47,475
Effect of foreign exchange	4,012
Balance as at March 31, 2025	51,487

Impairment
For purposes of the Company’s goodwill impairment testing, the Company has grouped certain CGUs to test at the lowest level at which management monitors goodwill for internal management purposes, which is the Company wide level.

The Company performed its annual impairment test of goodwill at March 31, 2025. The recoverable amount was determined based on value-in-use (“VIU”) and considered the cash flows of the group of CGUs based on the current budget and future commercialization plans. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects market assessments of the time value of money and the risks specific to the CGUs. The VIU calculations were performed using a pre-tax discount rate of 20.3% (March 31, 2024 - 15.7%). The Company utilized the run-off method, and no terminal period cash flows were considered. Based on the Company’s assessment, the recoverable amount is higher than the carrying value and therefore no impairment loss was recorded for the year ended March 31, 2025 or March 31, 2024.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

9.    SHARE CAPITAL
a)Authorized share capital
On September 19, 2024, the Company completed the Consolidation. As a result, the number of Common Shares, warrants, options and earnings per share presented in these consolidated financial statements have been restated retrospectively for all the years to reflect the Consolidation.
The authorized share capital of Cybin consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
As at March 31, 2025, the Company had 23,364 Common Shares subject to transfer restrictions (March 31, 2024: 415,985).

During the year ended March 31, 2025, the Company completed the following share issuances:

On February 10, 2025, the Company established a new at-the-market equity program (the “2025 ATM Program” and together with the 2023 ATM Program (see below), the “ATM Programs”) that allow the Company to issue and sell up to US$100,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2025 ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2025 Distribution Agreement”) dated February 10, 2025, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2025 ATM Program is to be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the 2025 ATM Program and September 17, 2025, unless earlier terminated in accordance with the terms of the 2025 Distribution Agreement.

During the year ended March 31, 2025, the Company sold 1,609,298 Common Shares under the ATM Programs at an average price of $13.62 (US$9.52) per Common Share, for aggregate gross proceeds of $21,924 (US$15,322). Share issuance costs related to the ATM Programs for the year were $941.

There were two Common Shares issued in connection with the Consolidation as a result of rounding.

During the year ended March 31, 2024, the Company completed the following share issuances:

On August 23, 2023, the Company established a new at-the-market equity program (the “2023 ATM Program” and together with the 2022 at-the-market equity program, the “Prior ATM Programs”) that allows the Company to issue and sell up to US$35,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2023 ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2023 Distribution Agreement”) dated August 23, 2023, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2023 ATM Program was terminated on February 10, 2025.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

During the year ended March 31, 2024, the Company sold 898,434 Common Shares under the Prior ATM Programs at an average price of $17.29 (US$12.82) per Common Share, for aggregate gross proceeds of $15,532 (US$11,518). Share issuance costs related to the ATM Programs for the year were $832.

On May 30, 2023, the Company entered into an agreement (the “LPC Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Subject to the terms and conditions of the LPC Agreement, the Company has the right to sell, and LPC is obligated to purchase, up to US$30,000 of Common Shares over a 36-month period at prices that are based on the market price at the time of each sale to LPC. Cybin, in its sole discretion, controls the timing and amount of all sales of Common Shares under the LPC Agreement. During the year ended March 31, 2024, the Company sold 50,658 Common Shares, at an average price of $12.30 (US$9.18) per Common Shares, for aggregate gross proceeds of $623 (US$465) pursuant to the LPC Agreement. Share issuance costs related to the LPC Agreement for the year ended March 31, 2024 were $476 (US$351).

Cybin has the right to terminate the LPC Agreement at any time at no cost or penalty. LPC has agreed not to engage in any short selling or hedging activity of any kind in the Common Shares. As consideration for LPC’s obligation to purchase Common Shares from the Company at its direction under the LPC Agreement, Cybin issued 66,812 Common Shares to LPC as a commitment fee on May 30, 2023. The LPC Agreement provides that Cybin may not issue or sell any Common Shares to LPC under the LPC Agreement which, when aggregated with all other Common Shares then beneficially owned by LPC and its affiliates (as calculated pursuant to Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder), would result in LPC beneficially owning more than 9.99% of the outstanding Common Shares. On July 31, 2023, Cybin announced that it had suspended all sales under the LPC Agreement. On August 23, 2023, the Company filed a prospectus supplement to the base shelf prospectus dated August 17, 2023 to re-qualify sales of up to US$30,000 of the Company’s Common Shares pursuant to the LPC Agreement. On November 9, 2023, the Company announced that it has, again, suspended all sales under the LPC Agreement.

On August 4, 2023, the Company completed a public offering (the “August 2023 Offering”) of 638,545 units of the Company (the “August 2023 Units”) at a price of US$12.92 per August 2023 Unit for gross proceeds of $11,018 (US$8,250) pursuant to a supplement to the Company’s short form base shelf prospectus dated July 5, 2021. Each August 2023 Unit is comprised of one Common Share and one Common Share purchase warrant (the “August 2023 Warrants”). Each August 2023 Warrant is exercisable to acquire one Common Share at a price of $21.85 (US$15.20) for a period of 60 months from issuance, subject to acceleration in certain circumstances. In connection with the Offering, Cybin paid the underwriters a cash commission of $506 (US$379) and incurred additional share issuance costs, being professional fees of $622 (US$465).

On November 14, 2023, the Company completed a public offering (the “November 2023 Offering”) of 1,754,386 units of the Company (the “November 2023 Units”) at a price of US$17.10 per November 2023 Unit for gross proceeds of $41,107 (US$30,000) pursuant to a supplement to the Company’s short form base shelf prospectus dated August 17, 2023. Each November 2023 Unit is comprised of one Common Share and one Common Share purchase warrant (the “November 2023 Warrants”). Each November 2023 Warrant is exercisable to acquire one Common Share at a price of $27.86 (US$19.38) between May 14, 2024 and May 14, 2029, subject to acceleration in certain circumstances. In connection with the November 2023 Offering, Cybin paid the underwriters a cash commission of $2,096 (US$1,530) and incurred additional share issuance costs being professional fees of $339 (US$247).

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

On March 19, 2024, the Company completed a private placement (the “March 2024 Offering”) of 9,179,927 Common Shares at a price of US$16.34 per Common Share for gross proceeds of $202,995 (US$150,000). 415,985 Common Shares issued in the March 2024 Offering were subject to resale restrictions until July 20, 2024. In connection with the March 2024 Offering, Cybin paid the agent a cash commission of $11,726 (US$8,665) and incurred additional share issuance costs being professional fees of $504 .

Preferred Shares
As at March 31, 2025, the Company had no preferred shares outstanding (2024- nil).

Cybin US Class B Shares

Number of Class B Shares
Balance as at March 31, 2023	530,542.1
Converted into Common Shares	(494,457.4)
Balance as at March 31, 2024	36,084.7
Balance as at March 31, 2025	36,084.7
As at March 31, 2025, 36,084.7 class B common shares of Cybin US (“Class B Shares”) were outstanding, and are exchangeable for a total of 9,496 Common Shares. The Class B Shares are exchangeable at the holder’s option for Common Shares on the basis of 0.26316 Common Shares for 1 Class B Share. These consolidated financial statements reflect issued Class B Shares on an as-converted basis.
During the year ended March 31, 2025, no Class B Shares were issued or converted.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

c)Warrants

The continuity of the outstanding warrants for the years ended March 31, 2025 and 2024, are as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Common Share Purchase Warrants
As at March 31, 2023	611,329	49.02
Issued	2,392,931	25.46
Exercised	(2,658)	20.14
Expired	(205,404)	131.86
As at March 31, 2024	2,796,197	22.74
Exercised	—	—
Outstanding as at March 31, 2025	2,796,197	24.03
Exercisable as at March 31, 2025	2,796,197	24.03

Unit Purchase Warrants(2)
As at March 31, 2023	22,862	85.50
Expired	(22,862)	$85.50
As at March 31, 2024 and March 31, 2025	—	—
1Certain warrants were issued in USD, the weighted average exercise price is calculated using the closing exchange rate in effect as at the respective dates.
2Each unit consisted of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $123.50 per Common Share.

During the year ended March 31, 2024, the Company had the following movement in warrants:

During the year ended March 31, 2024, 2,658 Common Share purchase warrants were exercised by various holders for aggregate proceeds to the Company of $56.

During the year ended March 31, 2024, 205,404 warrants with a weighted average exercise price of $131.86 expired unexercised.

During the year ended March 31, 2024, the Company completed the following warrant issuances:

On August 4, 2023, Cybin issued 638,545 August 2023 Warrants in connection with the August 2023 Offering. Each August 2023 Warrant is exercisable to acquire one Common Share at a price of US$15.20 per Common Share until August 4, 2028, subject to acceleration in certain circumstances.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

The Company estimated the aggregate fair value of the August 2023 Warrants using the Black-Scholes option pricing model to be $4,600 (US$3,442) with the following assumptions:

Risk-free interest rate	3.87%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	US$12.92
Exercise price	US$15.20

On November 14, 2023, Cybin issued 1,754,386 November 2023 Warrants in connection with the November 2023 Offering. Each November 2023 Warrant is exercisable from May 14, 2024 to May 14, 2029 to acquire one Common Share at a price of US$19.38, subject to acceleration in certain circumstances.

The Company estimated the aggregate fair value of the November 2023 Warrants using the Black-Scholes option pricing model to be $17,842 (US$12,299) with the following assumptions:

Risk-free interest rate	3.76%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.5
Expected dividend yield	0.00%
Share price	US$17.48
Exercise price	US$19.38

The following summarizes information about warrants outstanding as at March 31, 2025:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated fair value	Weighted average remaining contractual life
				$$000’s	Years
August 4, 2028	635,887	635,887	US$15.20	4,578	3.35
May 14, 2029	1,754,386	1,754,386	US$19.38	17,842	4.12
June 15, 2030	336,843	336,843	9.50	3,891	5.21
August 20, 2030	38,818	38,818	24.32	936	5.39
November 15, 2030	30,263	30,263	9.50	347	5.63
	2,796,197	2,796,197	24.03	27,594	4.11

On August 27, 2024, the Company, upon receiving shareholder approval, extended the expiry dates of the warrants originally expiring on June 15, 2025, August 20 , 2025, and November 15, 2025 to June 15, 2030, August 20, 2030, and November 15, 2030, respectively. The Company extended the expiry date of 405,924

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

warrants, of which 260,527 warrants related to officers and directors of the Company. No other changes to the terms of the warrants were made. As a result of the modification, the Company recorded an additional expense, related to the incremental fair value of the extended warrants, of $1,955 in the statements of loss and comprehensive loss as "Share-based compensation".
d) Stock options
On November 5, 2020, Cybin adopted an equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 27, 2024, the board of directors and the shareholders re-approved the equity incentive plan and approved certain amendments to the plan, including an increase to the fixed number of Incentive Stock Options (as defined in the plan), certain changes to the board of directors' authority to amend existing awards, and certain other housekeeping amendments.

The changes in options for the years ended March 31, 2025 and 2024 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2023	778,163	51.68
Granted	1,011,711	26.22
Forfeited/Expired	(47,735)	44.08
As at March 31, 2024	1,742,139	35.17
Granted	3,484,626	13.84
Forfeited/Expired	(1,270,081)	38.76
Outstanding as at March 31, 2025	3,956,684	15.23
Exercisable as at March 31, 2025	3,591,976	15.19

During the year ended March 31, 2025, the Company completed the following option issuances:

On April 5, 2024, the Company granted options to purchase up to 308,294 Common Shares, of which 134,872 were granted to employees, 144,738 were granted to officers of the Company and 28,684 were granted to consultants. The granted options have an exercise price of $21.28 per Common Share and expire on April 5, 2029. The granted options have different vesting schedules; 38,536 options vested immediately and 269,758 options vest over two years. The aggregate estimated grant date fair value was determined to be $4,619 calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Risk-free interest rate	3.62%
Expected annual volatility, based on historical share price of the Company	88.13%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.4%
Share price	$21.28
Exercise price	$21.28
On May 5, 2024, the Company cancelled options to purchase up to 1,199,655 Common Shares (exercise prices ranged from $27.17 to $119.70). The unvested options were vested based on an accelerated cancellation criteria which resulted in $1,185 of share based compensation expense.

On August 15, 2024, the Company granted options to purchase up to 3,061,232 Common Shares, of which 940,168 were granted to employees, 1,980,888 were granted to officers and directors and 140,176 were granted to consultants. The granted options have an exercise price of $13.11 per Common Share and expire on August 15, 2034. Certain options vested immediately, while others vest over periods of up to two years. The aggregate estimated grant date fair value was determined to be $34,822 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.07%
Expected annual volatility, based on historical share price of the Company	86.69%
Expected life (in years)	10.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.4%
Share price	$13.30
Exercise price	$13.11

On November 27, 2024, the Company granted options to purchase up to 80,100 Common Shares, of which 73,100 were granted to employees and 7,000 was granted to a consultant. The granted options have an exercise price of $14.37 per Common Share and expire on November 27, 2034. The granted options vest over periods of up to two years. The aggregate estimated grant date fair value was determined to be $982 calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Risk-free interest rate	3.23%
Expected annual volatility, based on historical share price of the Company	86.06%
Expected life (in years)	10.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.4%
Share price	$14.37
Exercise price	$14.37
On March 7, 2025, the Company granted options to purchase up to 35,000 Common Shares to a consultant. The granted options have an exercise price of $10.45 per Common Share and expire on March 7, 2035. The granted options vest over period of one year. The aggregate estimated grant date fair value was determined to be $307 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.03%
Expected annual volatility, based on historical share price of the Company	83.43%
Expected life (in years)	10.00
Expected dividend yield	0.00%
Unvested forfeiture rate	2%
Share price	$10.45
Exercise price	$10.45

During the year ended March 31, 2024, the Company completed the following option issuances:

On June 29, 2023, the Company granted options to purchase up to 305,661 Common Shares, of which 105,026 were granted to employees, 99,027 were granted to officers of the Company, 80,949 were granted to consultants, and 20,659 were granted to directors of the Company. The granted options have an exercise price of $16.72 per Common Share and expire on June 30, 2028. The granted options have different vesting schedules; 39,474 options vested immediately, 18,422 options vest over three months, 2,632 options vest over one year, and 245,133 options vest over two years. The aggregate estimated grant date fair value was determined to be $4,080, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.78%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$17.86
Exercise price	$16.72

On September 26, 2023, the Company granted options to purchase up to 31,842 Common Shares, of which 3,553 were granted to an employee and, 28,289 were granted to consultants. The granted options have an exercise price of $30.02 per Common Share, and 25,657 options expire on September 26, 2026 and the re

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

maining 6,185 options expire on September 26, 2028. The granted options have different vesting schedules. 9,868 options vest over three months, 5,263 options vest over six months, 10,526 options vest over one year, 2,632 options vest over fifteen months, and 3,553 options vest over 18 months.

The aggregate estimated grant date fair value was determined to be $577, calculated using the Black-Scholes option pricing model with the following assumptions:
Options expiring on September 26, 2026

Risk-free interest rate	4.68%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3.00
Expected dividend yield	0.00%
Share price	$30.02
Exercise price	$30.02
Options expiring on September 26, 2028

Risk-free interest rate	4.28%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$30.02
Exercise price	$30.02

On November 16, 2023, the Company granted options to purchase up to 673,682 Common Shares, of which 584,211 were granted to officers, 42,104 were granted to directors, 34,209 were granted to employees and 13,158 were granted to a consultant. The granted options have an exercise price of $27.17 per Common Share, 13,158 options expire on November 16, 2026 and the remaining 660,524 options expire on November 16, 2028. The granted options have different vesting schedules. 496,052 options vest immediately and 177,630 options vest over two years.

The aggregate estimated grant date fair value was determined to be $10,907, calculated using the Black-Scholes option pricing model with the following assumptions:
Options expiring on November 16, 2026

Risk-free interest rate	4.28%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3.00
Expected dividend yield	0.00%
Share price	$22.80
Exercise price	$27.17

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Options expiring on November 16, 2028

Risk-free interest rate	4.28%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$22.80
Exercise price	$27.17

On March 20, 2024, the Company granted options to purchase up to 526 Common Shares to an employee with an exercise price of $21.28 per Common Share which expire on March 20, 2029 and vest over two years.

The aggregate estimated grant date fair value was determined to be $8, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.52%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$21.28
Exercise price	$21.28

During the year ended March 31, 2024, the Company amended the expiry dates of certain options with former employees and consultants of the Company.

The following summarizes information about stock options outstanding on March 31, 2025:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

	Number of options outstanding	Number of options exercisable	Exercise Price	Estimated fair value	Weighted average remaining life
Expiry date				$$000’s	Years
April 6, 2025	986	986	13.11	11	0.02
April 6, 2025	2,372	2,372	16.72	32	0.02
April 6, 2025	986	986	21.28	15	0.02
April 7, 2025	1,161	1,161	66.12	55	0.02
June 15, 2025	27,631	27,631	9.50	188	0.21
June 30, 2025	5,263	5,263	34.20	73	0.25
September 30, 2025	7,106	7,106	28.50	97	0.50
November 4, 2025	25,000	25,000	28.50	509	0.60
November 15, 2025	9,869	9,869	28.50	110	0.63
November 15, 2025	5,263	5,263	34.58	53	0.63
December 11, 2025	5,263	5,263	56.24	211	0.70
December 14, 2025	2,829	2,829	66.12	131	0.71
December 31, 2025	2,500	2,500	13.11	28	0.75
December 31, 2025	3,947	3,947	16.72	53	0.75
December 31, 2025	5,263	5,263	21.28	79	0.75
February 15, 2026	1,974	1,974	77.14	109	0.88
March 10, 2026	5,725	5,725	52.82	217	0.94
March 15, 2026	7,895	7,895	58.90	360	0.96
March 29, 2026	987	987	50.16	35	0.99
March 31, 2026	4,342	4,342	13.11	49	1.00
March 31, 2026	3,339	3,339	16.72	44	1.00
March 31, 2026	986	986	21.28	15	1.00
June 28, 2026	4,475	4,475	110.20	355	1.24
September 26, 2026	25,657	25,657	30.02	439	1.49
November 15, 2026	13,158	9,868	27.17	150	1.63
December 31, 2026	32,896	32,896	57.00	1,352	1.75
March 4, 2027	526	526	42.94	16	1.92
March 8, 2027	10,526	10,526	38.76	295	1.94
June 30, 2028	277,949	277,949	16.72	3,710	3.25
September 26, 2028	2,632	2,632	30.02	59	3.49
March 20, 2029	526	394	21.28	8	3.97
April 5, 2029	284,873	177,994	21.28	3,742	4.01
June 30, 2032	7,895	7,895	34.20	179	7.25
August 15, 2034	3,049,784	2,877,860	13.11	34,032	9.37
November 27, 2034	80,100	23,867	14.37	507	9.66
March 7, 2035	35,000	8,750	10.45	109	9.93
	3,956,684	3,591,976		47,427	8.13

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

The Company recognized share-based payments expense related to the issuance of stock options for the year ended March 31, 2025 of $40,914 (2024 - $13,886).
The outstanding options and warrants disclosed above were anti-dilutive for the year ended March 31, 2025 and 2024 and did not impact the calculation of the loss per share.

10. RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be certain executive officers and directors of the Company.
The remuneration of key management personnel for the years ended March 31, 2025 and 2024 are as follows:

	Year ended March 31,
	2025	2024
	$	$
Payroll, consulting and benefits(1)	7,807	6,406
Share-based compensation
Options	24,937	8,643
Warrants	1,239	—
Total	33,983	15,049
(1) For the year ended March 31, 2025, includes $6,640 (2024 - $5,145) presented in the consolidated statements of loss and comprehensive loss as a part of “General and administrative costs” and $1,167 (2024 - $1,261) presented in the consolidated statements of loss and comprehensive loss as a part of “Research”.

11. RESEARCH EXPENSES

	Year ended March 31,
	2025	2024
	$	$
Advancement of development programs	39,547	22,799
Payroll and benefits	13,146	8,319
Lab and administration	1,933	1,034
Professional and consulting fees	284	210
Total	54,910	32,362

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

12. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended March 31,
	2025	2024
	$	$
Capital markets	16,694	11,519
Payroll, consulting and benefits	13,146	8,248
Office and administration	4,498	2,945
Professional and consulting fees	4,156	4,918
Business development	3,305	896
Investor relations and Marketing media	3,286	3,791
Listing fees	283	271
Total	45,368	32,588
13. CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at March 31, 2025, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $85,802. The Company expects to pay this amount within the 24 months ending March 31, 2027, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $13,657 (US$9,500). At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe Canada. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the consolidated financial statements.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at March 31, 2025, there was no ongoing litigation and therefore no contingent liabilities have been recorded in the consolidated financial statements.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

14.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the year ended March 31, 2025.
The Company requires capital to fund existing and future operations. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	March 31, 2025	March 31, 2024
	$	$
Shareholders’ equity comprised of:
Share capital	464,364	443,877
Contributed surplus	44,414	11,750
Options reserve	47,427	39,177
Warrants reserve	27,594	25,639
Accumulated other comprehensive loss	(7,231)	(2,285)
Deficit	(339,368)	(226,231)
Total	237,200	291,927

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

15.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	March 31, 2025	March 31, 2024
	$	$
Financial assets, measured at fair value:
Cash	135,022	208,992
Financial assets, measured at amortized cost:
Accounts receivable	706	42
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	21,418	9,805
Lease liabilities	—	291
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value hierarchy of financial instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. Currently, the Company has no financial instruments that would be classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the year ended March 31, 2025.
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

credit risk on cash by placing these instruments with institutions of high creditworthiness. As at March 31, 2025 the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at March 31, 2025, the Company had cash of $135,022 (March 31, 2024 - $208,992) in order to meet current liabilities. Current liabilities include accounts payable and accrued liabilities of $21,418 (March 31, 2024 - $9,805) and lease liabilities of $nil (March 31, 2024 - $291). All amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Assuming that all other variables remain constant, as at March 31, 2025, a 1% decline on the interest rate generated on cash would have resulted in a reduction of interest income of $1,145 over a one-year period.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while the functional currency of CAD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.
At March 31, 2025 the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$	GBP	EUR
Cash	92,416	76	676
Accounts receivable	353	—	—
Accounts payable and accrued liabilities	(1,841)	(415)	(58)
	90,928	(339)	618
Foreign currency rate	1.4376	1.8571	1.5540
Equivalent in Canadian dollars	130,718	(630)	960
Impact of 10% change in exchange rate	13,072	(63)	96
Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

16.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.5% are as follows:

	Year ended March 31,
	2025	2024
	$	$
Net loss before income taxes	(113,137)	(78,080)

Expected recovery at statutory rate	29,981	20,691
Non-capital losses acquired on acquisition of subsidiary	—	11,658
Share-based compensation	(10,497)	(3,680)
Share issuance costs	122	4,420
Difference between Canadian and foreign tax rates	(9,317)	(5,440)
Effect of exchange on unbooked deferred tax assets	351	(112)
Non-deductible expenses	(103)	(132)
Change in unrecognized deferred tax assets	(10,537)	(27,405)
Income tax recovery	—	—
The significant components of the Company’s deferred tax assets resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statement of financial position, are as follows:

As at	March 31, 2025	March 31, 2024
	$	$
Non-capital loss carryforwards - Canada	22,310	20,168
Non-capital loss carryforwards - United States	2,533	2,344
Non-capital loss carryforwards - Ireland	18,327	10,391
Non-capital loss carryforwards - United Kingdom	10,767	10,282
Deferred compensation	1,653	1,474
Research and Development expenditures	2,538	1,681
Share issuance costs	3,102	4,361
Depreciation/Capital cost allowance differences	15	7
	61,245	50,708
Valuation allowance	(61,245)	(50,708)
	—	—

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Non-capital loss balance
As at March 31, 2025, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce taxable income of future years. The non-capital losses expire as follows:

Year of expiry	$
2036	1
2037	62
2038	32
2039	115
2040	863
2041	21,856
2042	16,019
2043	10,704
2044	24,397
2045	10,105
84,154
As at March 31, 2025, the Company has non-capital losses in the United States and Massachusetts of $12,064, which under certain circumstances can be used to reduce the taxable income of future years. The federal losses have no expiry but are subject to limitations on utilization as laid out below. The Massachusetts non-capital losses, stated in Canadian dollars expire as follows:

Year of expiry	$
2040	1,053
2041	1,543
2042	4,979
2043	1,593
2044	1,425
2045	1,471
12,064
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. For federal purposes the deductibility of $2,596 is restricted to 80% of taxable income in the year of deduction. The deductibility of $1,053 is further restricted to an annual limitation under Section 382. As at March 31, 2025, the annual limitation was $153.
As at March 31, 2025, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce taxable income of future years. The non-capital losses in Ireland, stated in Canadian Dollars, expire as follows:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

Year of expiry	$
2042	22,965
2043	23,017
2044	33,857
2045	57,875
137,714
As at March 31, 2025 the Company had $43,208 of non-capital losses in UK which under certain circumstances can be used to reduce the taxable income of future years. These losses do not expire.
17. SUBSEQUENT EVENTS
ATM Program

During the period from April 1, 2025 to June 30, 2025, the Company sold 1,422,423 Common Shares, at an average price of US$7.36 per Common Share, for aggregate gross proceeds of US$10,465, through its 2025 ATM Program.
Convertible Debentures

On June 30, 2025, the Company entered into a securities purchase agreement (the “SPA”) with High Trail Special Situations LLC (“High Trail”), pursuant to which the Company agreed to issue to High Trail up to US$500,000 of unsecured convertible debentures (the “Convertible Debentures”). The sale and issuance of US$50,000 principal amount of Convertible Debentures was completed on June 30, 2025.

The Convertible Debentures have a two-year term (the “Convertible Debenture Term”). The Company is to pay guaranteed interest equal to 11% of the amount issued for the Convertible Debenture Term (the equivalent of 5.5% per annum). Such interest is to be pre-paid on closing. Upon the occurrence of an event of default, interest would increase to 18% per annum on the outstanding principal balance.

Subject to the terms of the SPA and the Convertible Debentures, High Trail is to be entitled to convert the principal amount of, and accrued and unpaid interest, if any, in whole or in part, from time to time, into Common Shares at a conversion price per Common Share equal to the lower of (a) 130% of the volume weighted average price (“VWAP”) of the Common Shares on the day prior to the initial issuance of the Convertible Debentures, or (b) the VWAP of the Common Shares during the five trading days immediately prior to conversion.

The Company, in its sole discretion, may prepay any outstanding amount under the Convertible Debentures, in whole or in part, in cash by providing High Trail with advance written notice at least five trading days prior to such prepayment. The prepayment is to include, (i) if paid during the first year after closing, a 5% premium on the amount of the prepayment or (ii) if paid during the second year after closing, a 3% premium on the amount of the prepayment.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2025 and 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)

The terms of the Convertible Debentures restrict the conversion of Convertible Debentures by High Trail if such a conversion or exercise would cause High Trail, together with any affiliate thereof, to beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such conversion.